Exhibit 4.16

OFFER TO SUBLEASE

TO:	Home Trust Company
(hereinafter referred to as the “Sublandlord”)

FROM:	Ehave Inc.
(hereinafter referred to as the “Subtenant”)

RE:	Offer to Sublease the premises as leased (the “Head Lease”) to Home Trust Company (the “Sublandlord”) by LPF Realty Office Inc. (the “Landlord”), located in the building known as 2020 Winston Park Drive, Oakville, Ontario (the “Building”) on the 2nd floor of the Building (the “Premises”).

We, the Subtenant, hereby submit to the Sublandlord this offer to sublease the Premises (the “Offer to Sublease”) under the following terms and conditions:

1.          SUBLEASE PREMISES

The Premises shall be contain a gross rentable area of approximately four thousand eight hundred and eight (4,808) square feet of Rentable Area on the 2nd floor of the Building known as suite 201 and shown hatched on the floor plan attached as Schedule "A".

2.          TERM

The term of the sublease (the “Term”) shall be for a period of nine (9) months commencing on February 1, 2017 (the “Commencement Date“) and expiring on October 30, 2017 (the “Expiration Date”).

3.          NET RENT

The “Net Rent” for the Premises shall be zero dollars ($0.00) per square foot of Rentable Area per annum throughout the Term.

4.          ADDITIONAL RENT

In addition to the Net Rent above, the Subtenant shall also pay, as “Additional Rent”, its proportionate share of all operating costs, taxes and utilities relating to the Premises as outlined in the Head Lease. Additional Rent for the calendar year 2016 is estimated by the Landlord to be fourteen dollars and thirty five cents ($14.35) per square foot of Rentable Area per annum.

5.          DEPOSIT

Upon conditional acceptance of this Offer to Sublease, the Subtenant shall promptly deliver a certified cheque in the amount equivalent to three (3) months Additional Rent plus H.S.T. payable to the Listing Broker “in trust”, as a deposit (the “Deposit”) of which one (1) month of the Deposit shall be applied against the first month’s Additional Rent (February, 2017), and the balance of the Deposit shall be held by the Sublandlord as a Security Deposit for the Term.

6.          CONDITION OF PREMISES

Subtenant accepts the Premises in its current “as is” condition.

1

7.          FIXTURING PERIOD

Provided the Landlord has provided its consent to the Sublease and all required documentation has been executed by all parties, the Subtenant has submitted the Deposit to the Sublandlord, obtained a certificate of insurance in accordance with the Head Lease, all conditions contained herein have been waived, the Subtenant shall be granted access to the Premises, free of Net Rent and Additional Rent until the Commencement Date for its intended use and to conduct its business (the “Fixturing Period”).

8.          FURNITURE

Provided the Landlord has provided its consent to the Sublease and all required documentation has been executed by all parties, the Subtenant has submitted the Deposit to the Sublandlord, obtained a certificate of insurance in accordance with the Head Lease, all conditions contained herein have been waived, the Subtenant shall be granted the use of furniture (the “Furniture”) currently located in the Premises that are owned by the Sublandlord. An itemized list of the Furniture, if available, shall be provided by the Sublandlord.

9.          REMOVAL OF FIXTURES

Upon expiry of the Term, the Subtenant will remove its trade fixtures and shall leave the Premises in vacant, broom swept condition, subject to the terms of the Lease.

10.         IDENTIFICATION

The Landlord, at the Subtenants expense, shall provide and install base building signage on the building directory board and suite identification. All such signage shall comply with the terms and conditions of the Head Lease and is subject to the prior written consent of the Landlord as required by the Head Lease.

11.         SUBLEASE

Upon unconditional acceptance of this Sublease by both parties and approval by the Landlord, this Offer to Sublease along with the attached Head Lease Agreement shall become the Sublease Agreement. The Sublandlord and Subtenant agree to be bound by all the terms and conditions contained in the Head Lease, subject to provisions contained in this Sublease and the Landlord’s Consent Document.

12.         LANDLORD CONSENT

This Offer to Sublease is expressly conditional for a period of five (5) business days following mutual execution by both parties upon the Sublandlord obtaining written consent of this Offer to Sublease by the Landlord. If the Landlord does not provide written consent, then this Offer to Sublease shall be null and void.

13.         NO REPRESENTATION

It is agreed and understood that there are no covenants, representations, agreements, warranties or conditions in any way relating to the subject matter contained in this Offer to Sublease, whether express or implied, collateral or otherwise, except those set forth in this Offer to Sublease.

14.         WAIVER TO AGENT

The parties acknowledge that Cushman & Wakefield Ltd., Brokerage has recommended that they obtain advice from their legal counsel prior to signing this document. The parties further acknowledge that no information provided by Cushman & Wakefield Ltd., Brokerage is to be construed as expert legal or tax advice.

2

15.         AGENCY DISCLOSURE

The parties acknowledge and agree that Cushman & Wakefield Ltd., Brokerage is representing and acting on behalf of the Sublandlord in this transaction.

16.         ELECTRONIC ACCEPTANCE

Acceptance of this Offer to Sublease may be communicated by delivery of facsimile or electronic transmission of an accepted Offer to Sublease without limiting other methods of communicating acceptance available to the parties.

17.         SUBLANDLORD’S CONDITION

The Offer to Sublease is expressly conditional for a period of five (5) business days from the date of mutual acceptance hereof (the “Sublandlord Conditional Period”) upon the Sublandlord obtaining the approval of this Offer to Sublease and satisfactory review of the Subtenant’s covenant and corporate structure by its President at its sole and absolute discretion. If the Sublandlord does not deliver notice in writing to the Subtenant within the Conditional Period removing this condition, then this Offer to Sublease shall be null and void and of no further effect. This condition has been inserted for the sole benefit of the Sublandlord and may be waived at any time by written notice to the Subtenant.

18.         TIME IS OF THE ESSENCE

Time is of the essence of this agreement and each part of it.

19.         ACCEPTANCE PERIOD

This Offer to Sublease is open for the Sublandlord’s acceptance until 5:00 p.m., on the third (3rd) business day following execution by the Subtenant, after which time, if not accepted, the Offer to Sublease shall be null and void and of no further force or effect.

The foregoing agreement is hereby agreed to by the Subtenant.

Dated at the City of Toronto this 24 day of January, 2017.

SUBTENANT:

Ehave Inc.

Per:	/s/ Prateek Dwivedi
Name:	Prateek Dwivedi
Title:	President & CEO

3

We hereby accept the foregoing Offer to Sublease.

Dated at the City of Toronto this 30 day of January, 2017.

SUBLANDLORD:

Home Trust Company

Per:	/s/ Christer V. Ahlvik
Name:	Christer V. Ahlvik
Title:	EVP & Corporate Counsel

4

Schedule “A”

5